UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]
ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934
For the fiscal year ended December 31, 2020

OR

[

]
TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from

to

Commission file number 001-12019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Quaker Houghton

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

QUAKER HOUGHTON

Retirement Savings Plan
Table

of Contents

Page
Number
Report of Independent Registered Public Accounting

Firm
1
Financial Statements
Statements of Net Assets Available

for Benefits
2
Statements of Changes in Net Assets Available

for Benefits
3
Notes to Financial Statements
4-8
Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)
9

*

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and

Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Signature
10
Exhibits
Exhibit 23.1 – Consent of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting

Firm

To the Plan

Administrator and Plan Participants of

Quaker Houghton Retirement Savings Plan:

Opinion on the Financial Statements

We have audited

the accompanying statements of net assets available for benefits of the Quaker Houghton Retirement Savings Plan
(the "Plan") as of December 31, 2020 and 2019, the

related statements of changes in net assets available for benefits for the years then
ended, and the related notes (collectively referred

to as the "financial statements").

In our opinion, the financial statements present
fairly, in all material

respects, the net assets available for benefits of the Plan as of

December 31, 2020 and 2019, and the changes in
net assets available for benefits for the years then ended,

in conformity with accounting principles generally accepted in the United
States of America.

Basis for Opinion

These financial statements are the responsibility of the

Plan's management.

Our responsibility is to express an opinion on the Plan's
financial statements based on our audits.

We are a public

accounting firm registered with the Public Company Accounting

Oversight
Board (United States) ("PCAOB") and are required to be

independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations

of the Securities and Exchange Commission and the PCAOB.

We conducted

our audits in accordance with the standards of the PCAOB.

Those standards require that we plan and perform

the
audits to obtain reasonable assurance about whether

the financial statements are free of material misstatement, whether due to error or
fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to
error or fraud, and performing procedures that respond

to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe
that our audits provide a reasonable basis for our

opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of

Assets (Held at End of Year)

as of December 31, 2020 has been subjected to
audits procedures performed in conjunction with the audit

of the Plan’s financial statements.

The supplemental information is the
responsibility of the Plan’s

management.

Our audit procedures included determining whether the

supplemental information reconciles
to the financial statements or the underlying accounting

and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

in the supplemental information.

In forming our opinion on the supplemental
information, we evaluated whether the supplemental information,

including its form and content, is presented in conformity

with the
Department of Labor’s Rules and Regulations

for Reporting and Disclosure under the Employee Retirement Income

Security Act of
1974.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served

as the Plan’s auditor since 2020.

/s/ Baker Tilly US, LLP

Philadelphia, Pennsylvania
June 24, 2021

QUAKER HOUGHTON
RETIREMENT SAVINGS

PLAN

STATEMENTS

OF NET ASSETS AVAILABLE

FOR BENEFITS

As of December 31,

2020 2019
Assets
Investments, at fair value:
Registered investment companies $ 184,684,138 $ 96,372,576
Collective trust fund 23,218,127 14,053,213
Quaker Chemical Corporation Stock Fund 47,182,901 34,363,906
Participant-directed brokerage account 2,690,706 1,765,176
Total investments 257,775,872 146,554,871
Receivables:
Employer's contributions 199,643 172,704
Participant notes receivable 2,756,563 2,076,394
Total receivables 2,956,206 2,249,098
Net assets available for benefits $ 260,732,078 $ 148,803,969

The accompanying notes are an integral

part of the financial statements.

QUAKER HOUGHTON
RETIREMENT SAVINGS

PLAN

STATEMENTS

OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

For the Year

Ended
December 31,
2020 2019
Additions
Investment income:
Interest and dividend income $ 6,300,895 $ 3,576,259
Net appreciation in fair value of investments 45,215,330 14,683,064
Total investment

income
51,516,225 18,259,323
Interest income, participant notes receivable 167,073 103,644
Contributions:
Employer 6,025,004 3,230,980
Participant 7,803,242 4,853,015
Rollover 3,578,178 237,418
Total contributions 17,406,424 8,321,413
Other additions:
Plan merger assets transfer in 64,902,583 —
Total additions 133,992,305 26,684,380
Deductions
Payment of benefits 22,064,196 21,780,834
Total deductions 22,064,196 21,780,834
Net increase

111,928,109 4,903,546
Net assets available for benefits:
Beginning of year 148,803,969 143,900,423
End of year $ 260,732,078 $ 148,803,969

The accompanying notes are an integral

part of the financial statements.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Quaker Houghton

Retirement Savings Plan (the “Plan”) (formerly the “Quaker

Chemical Corporation
Retirement Savings Plan”) provides only general

information.

The Plan document provides a complete description

of the Plan’s
provisions.
General
The Plan is a defined contribution plan for certain U.S. employees of Quaker Chemical Corporation (doing business as Quaker
Houghton) (the “Company”) and participating employer

s

(AC Products, Inc. (“AC”), Epmar Corporation (“Epmar”), Summit
Lubricants, Inc. (“Summit”), ECLI Products, LLC (“ECLI”),

Houghton International Inc. (“Houghton”), and Wallover

Oil Company,
Inc. (“Wallover”)).

The Plan is administered by the Retirement Savings Plan Committee

,

which is appointed by the Company’s

Board
of Directors, and is subject to the Employee Retirement Income

Security Act of 1974 (“ERISA”).

Employees of the Company and adopting affiliates

are eligible to participate in the Plan on their first day

of employment or as soon as
administratively practicable thereafter,

unless specified differently in any bargaining

unit agreement.

Plan Amendments
Effective January 1, 2020, the Plan was amended

and restated as the “Quaker Houghton Retirement Savings Plan”

(the “2020
Restatement”), merging the Houghton International

Inc. Tax Advantaged

Capital Accumulation Plan and the Wallover

Enterprises
Inc. Profit Sharing Plan and Trust into

the Plan.

The 2020 Restatement changed the Plan to: (i) incorporate amendments adopted after
the 2016 Restatement; (ii) add Houghton and Wallover

as participating employers in the Plan; (iii) clarify the definition of
compensation; (iv) increase the deferral limitation

from 50% to 75% of compensation; (v) increase the automatic

enrollment
percentage to 6% of compensation with automatic

increases up to 10% of compensation;

(vi) permit hardship withdrawals for all
vested amounts; (vii) permit qualified reservist distributions and deemed severance distributions; and (viii) increase involuntary cash-
outs to $5,000 or less (with automatic rollovers above

$1,000).

Effective March 1, 2020 pursuant to Amendment

No. 1 to the 2020 Restatement, the Plan was amended to

automatically enroll
eligible employees hired on or after March 1, 2020

as of the first pay date on or after the 30th day after their hire date.

Effective February 10, 2020 pursuant to Amendment

No. 2 to the 2020 Restatement, the Plan was amended to clarify eligibility for
nonelective contributions for certain collectively bargained employees.

Effective April 17, 2020 pursuant to Amendment

No. 3 to the 2020 Restatement, the Plan was amended to

permit matching
contributions and nonelective contributions to be

made in cash or in Company common stock, in the sole discretion of the Retirement
Savings Plan Committee.
Contributions
Participants may elect to contribute on a before-tax

and/or after-tax basis any whole percentage of their compensation as defined,

up to
75%,

during the year, not to exceed the

annual Internal Revenue Code (“IRC”) limits.

At the discretion of the Retirement Savings
Plan Committee,

the Plan matches 50% of the first 6% of compensation

as defined that is contributed to the Plan, with a maximum
matching contribution of 3% of compensation.

No changes were made to the discretionary matching provision during 2020 or 2019,
except as provided in Amendment No. 3 as described

above.

In addition, the Plan provides for non-elective nondiscret

ionary
contributions on behalf of participants who have

completed one year of service equal to 3% of the eligible participant's compensation

,
as defined.

The Company’s Board

of Directors (and AC’s Board of

Directors with respect to AC participants) reserves the right to make future
discretionary non-elective contributions, which are allocated on the basis of eligible participants’ compensation, as defined.

Upon
completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of
the month coinciding with or following the date on

which the participant meets the one year of service requirement

.

Epmar, Summit
and ECLI participants are not eligible for discretionary

non-elective contributions.

Participants who are eligible to make contributions and

who have or will attain age 50 before the end of the Plan year are eligible to
make catch-up contributions in accordance with, and

subject to, the limitations of IRC Section 414(v).

No Company matching
contributions are made with respect to catch-up contributions.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

Beginning with the first pay date on or after April 17,

2020 and continuing until the first pay date on or after

April 1, 2021, the
Company matched both non-elective and elective contributions in shares of the Company’s common

stock rather than cash.

The
Company made non-cash contributions of approximately

$3,111,977 for the year ended December

31, 2020.

There were no non-cash
contributions made by the Company during the year ended

December 31, 2019.

Participant Accounts
Each participant’s account

is credited or deducted with the participant’s

contribution and any applicable direct expenses and allocation of the Company’s contributions

and any Plan earnings and losses.

Allocations are based on participant earnings, account balances,

or
specific participation transactions, as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the
participant’s vested account

balance.
Participant Notes Receivable
Participants may borrow from their fund accounts (other

than amounts invested in the Company Stock Fund) an amount

limited to the
lesser of $50,000 or 50% of the participant’s

vested account balance.

The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending

institutions in the community (generally the prime rate), plus

1%.

The term of each
participant loan generally may not exceed five years except

for the purchase of principal residence loans.

Interest rates on outstanding
participant notes receivable at December 31, 2020 ranged

from 4.25% to 6.50%.

Principal and interest are paid ratably through
periodic payroll deductions.

Loan application fees and annual maintenance fees on

all outstanding loans are paid by the participant.
Additionally, pursuant

to the Coronavirus Aid, Relief and Economic Security Act (“CARES

Act”), for participants who are: (i)
“qualified individuals” as defined in the CARES Act, and (ii)

have a Plan loan outstanding on or after March 27, 2020,

payments on
the loan that are due during the period beginning

March 27, 2020 and ending on December 31, 2020, may be delayed for one year.

The Plan has not yet been amended to provide for this CARES

Act change; the deadline to amend the Plan for CARES Act

changes is
December 31, 2022.
Payment of Benefits
Generally, upon

separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the
participant’s account.

In addition, a participant may elect to take an in-service distribution from their rollover account prior to
reaching age 59 ½, and from all accounts upon reaching

age 59 ½.

If a participant’s vested account

balance exceeds $1,000, the
participant may defer payment until April 1 following

the year the participant reaches age 70 ½ or following the year in which the
participant terminates employment, if later.

Effective January 1, 2020, pursuant to the Setting Every

Community Up for Retirement
Enhancement Act of 2019 (“SECURE Act”), the required

minimum distribution age was raised to 72 from 70 ½.

Additionally, pursuant

to the CARES Act, the Plan allows coronavirus-related penalty

-free distributions of up to $100,000 to be made
to “qualified individuals” as defined in the CARES Act.

The Plan has not yet been amended to provide for

this CARES Act change;
the deadline to amend the Plan for CARES Act changes

is December 31, 2022.
Hardship Withdrawals
Participants who are actively employed and who meet

certain requirements may take a hardship withdrawal from

their elective
contributions.

Effective January 1, 2020, pursuant to the SECURE Act, participants who receive a hardship withdrawal are eligible to
immediately make contributions following the receipt of the

hardship withdrawal.

Vesting
Upon entering the Plan, participants are fully vested in

Company matching contributions, Company discretionary non

-elective
contributions, Company nondiscretionary non-elective

contributions and employee deferrals plus actual earnings.
Plan Termination
Although it has not expressed any intent to do

so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING

POLICIES
Basis of Accounting
The Plan’s financial

statements are prepared on the accrual basis of accounting.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

Use of Estimates
The preparation of financial statements in conformity

with accounting principles generally accepted in the United States of

America
requires management to make estimates and assumptions that

affect the reported amounts of assets, liabilities, and

changes therein,
and disclosure of contingent assets and liabilities.

The most significant estimate is the determination

of the fair values of the Plan’s
investments.

Actual results could differ from those estimates.
Administration of Plan Assets
The Plan’s assets are held

by a collective trust managed by an affiliate of

Vanguard

Fiduciary Trust Company (“VFTC”), which

acts
as the Trustee for Plan investments.

Certain administrative functions are performed by officers

or employees of the Company.

No
such officer or employee receives compensation

from the Plan.

Substantially all administrative expenses, including the Trustee’s

and
audit fees, are paid directly by the Company and

are therefore excluded from these financial statements.

Investment Valuation

and Income Recognition
The Plan’s investments are

recorded at fair value.

Fair value is the price that would be received to sell an

asset or paid to transfer a
liability in an orderly transaction between market participants at the measurement date.

Plan management determines the Plan’s
valuation policies utilizing information provided by the

Trustee.

Refer to Note 4 – Fair Value

Measures for further information.
Purchases and sales of investments are recorded on a trade-date basis.

Net appreciation in fair value of investments includes gains

and
losses on investments bought and sold during the year as well as unrealized gains and losses on those held at year

end.

Interest
income is accrued when earned.

Dividend income is recorded on the ex-dividend date.

Capital gain distributions are included in
dividend income.
Net investment returns reflect certain fees paid by

the investment funds, which include costs for portfolio management,

administrative
and other services as described in each fund’s

prospectus.

These fees are deducted by the investment funds prior to

allocation of the
Plan’s investment earnings

activity and are therefore not separately identified as Plan expenses.
Participant Notes Receivable
Notes receivable from participants are measured at

their unpaid principal balance plus any accrued but unpaid interest.

Interest
income is recorded on the accrual basis.

No allowance for credit losses was recorded as of December

31, 2020 or 2019.

Delinquent
notes receivable from participants are recorded as a benefit payment when the Plan Administrator deems the participant

note
receivable to be in default based on the terms of the Plan

document.

Payment of Benefits
Benefits are recorded when paid.
NOTE 3 – RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks such as interest rate, credit and overall market volatility.

Due to the risks associated
with investment securities, it is possible that changes in

the values of investment securities will occur in the near term and that such
changes could materially affect participants’ account

balances and the amounts reported in the Statements of Net Assets Available for
Benefits.

The Plan therefore provides for investment options in variou

s

investment securities, which allows participants to diversify their securities portfolios and mitigate these risks.
The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s

net assets:
December 31, 2020 December 31, 2019
Investments Balance % of Net assets Balance % of Net assets
Quaker Chemical Corporation Stock Fund $ 47,182,901 18% $ 34,363,906 23%
Vanguard

500 Index Fund
26,932,268 10% 19,709,441 13%

Due the concentration of investments denoted above, in

addition to the level of risk associated with certain inve

stments, it is at least
reasonably possible that changes in the value of investments will occur in the near term and that such changes could

materially affect
participants’ account balances and the amounts reported in

the Statements of Net Assets Available

for Benefits.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

NOTE 4 – FAIR VALUE

MEASURES
The Plan applies the guidance of the Financial Accounting

Standards Board regarding fair value measurements, which

establishes a
common definition for fair value.

Specifically, the

guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation
techniques used to measure fair value into three broad

levels.

The following is a brief description of those three levels:
●

Level 1: Observable inputs such as quoted prices (unadjusted)

in active markets for identical assets or liabilities.
●

Level 2: Inputs other than quoted prices that are observable for the asset or liability,

either directly or indirectly.

These
include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
●

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including

the general
classification of such instruments pursuant to the valuation hierarchy:
Registered Investment Companies
The shares of registered investment companies, which

represent the Net Asset Value

(“NAV”)

of shares held by the Plan, are
valued based on quoted market prices on an exchange

in an active market and are classified as Level 1 investments.

Common Stock Fund
The common stock fund is comprised of investments in the

Quaker Chemical Corporation Stock Fund, which is composed

of
shares of the Company and uninvested cash.

The shares of the Company are traded on an exchange in an

active market and are
classified as a Level 1 investment.
Participant-Directed Brokerage

Account
The participant-directed brokerage account is mainly composed of investments in common stock, registered investment
companies and warrants, which are valued based on

quoted market prices on an exchange in an active market and

are classified as
Level 1 investments.

Common/Collective

Trust
The Plan also invests in a common/collective trust,

the Vanguard

Retirement Savings Trust (the “Trust”),

a stable value fund that
invests in the Vanguard

Retirement Savings Master Trust (“VRSMT”).

The VRSMT is composed of an investment in fully
benefit-responsive contracts that are issued by insurance

companies and commercial banks and in contracts that are

backed by
bond funds and trusts that are selected by Vanguard

Fiduciary Trust Employer,

the Trustee.

Contract value, as reported by
VRSMT, is the amount

participants would receive if they were to initiate a permitted transaction under the terms of the Plan, and also, represents contributions made under the contract,

plus earnings, less participant withdrawals.

Participants may ordinarily
direct the withdrawal or transfer of all or a portion

of their investment at contract value.

Certain events limit the Plan’s ability to
transact at contract value, including: 1) premature termination of the contracts by the Plan; 2) Plan termination; and 3)

bankruptcy
of the Plan sponsor.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at
contract value with Plan participants are probable of occurring.

Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract

holder or failure of the underlying portfolio to conform to

pre-established
investment guidelines.

The Trust is valued at the NAV

of units held at year end.

The NAV,

as provided by the Trustee, is used as
a practical expedient to estimate fair value.

The NAV

($1 at each December 31, 2020 and 2019) is based on the fair value of the
underlying investments less any liabilities.

The practical expedient would not be used when it is determined to be probable that
the Trust will sell the investment for

an amount different than the reported NAV.

The Trust has a fair value of $23,218,127 and
$14,053,213 as of December 31, 2020 and 2019, respectively,

with no unfunded commitments, daily pricing frequency,

and daily
redemption notice periods.
The valuation methodologies described above may produce

fair value calculations that may not be indicative of net

realizable value or
reflective of future fair values.

Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with
other market participants, the use of different

methodologies or assumptions to determine the fair value of

certain financial
instruments could result in a different fair

value measurement at the reporting date.

There have been no significant changes in
methodologies used or transfers between levels during

the years ended December 31, 2020 and 2019.

Quaker Houghton
Retirement Savings Plan
Notes to Financial Statements - Continued

As of December 31, 2020 and 2019, the Plan’s

investments measured at fair value on a recurring basis were as follows:
Fair Value

Measurements at December 31, 2020
Total
Using Fair Value

Hierarchy
Investments Fair Value Level 1 Level 2 Level 3
Registered investment companies $ 184,684,138 $ 184,684,138 $ — $ —
Quaker Chemical Corporation stock fund 47,182,901 47,182,901 — —
Participant-directed brokerage accounts 2,690,706 2,690,706 — —
Total investments

in fair value hierarchy
$ 234,557,745 $ 234,557,745 $ — $ —
Common/collective trust measured at NAV

*
23,218,127
Total investments $ 257,775,872 $ 234,557,745 $ — $ —
Fair Value

Measurements at December 31, 2019
Total
Using Fair Value

Hierarchy
Investments Fair Value Level 1 Level 2 Level 3
Registered investment companies $ 96,372,576 $ 96,372,576 $ — $ —
Quaker Chemical Corporation stock fund 34,363,906 34,363,906 — —
Participant-directed brokerage accounts 1,765,176 1,765,176 — —
Total investments

in fair value hierarchy
$ 132,501,658 $ 132,501,658 $ — $ —
Common/collective trust measured at NAV

*
14,053,213
Total investments $ 146,554,871 $ 132,501,658 $ — $ —
* Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy.

The fair value
amounts presented in these tables are intended to permit reconciliation of the fair value hierarchies to the line items presented in the Statements of Net

Assets Available
for Benefits.
NOTE 5 – RELATED

PARTY

AND PARTY

-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a collective

trust managed by an affiliate of VFTC, which acts

as the Trustee for Plan
investments.

In addition, shares of Company common stock included

in the Quaker Chemical Corporation Stock Fund are offered

as an investment
to Plan participants.

As of December 31, 2020 and 2019, the Plan held approximately

186,207 and 208,874 shares of common stock
of Quaker Chemical Corporation, respectively,

with a fair value of $47,182,901 and $34,363,906.

Total sales at market

value related
to the Quaker Chemical Corporation Stock Fund for the

years ended December 31, 2020 and 2019 were $11

,508,270 and
$14,730,685,

respectively.

Total

contributions into the Quaker Chemical Corporation Stock

Fund for the years

ended December 31,
2020 and 2019 were $3,275,634 and $611,288

,

respectively.

Transactions in such investments qualify

as party-in-interest transactions
and are exempt from the prohibited transaction rules.

Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction

rules.
NOTE 6 – TAX STATUS
The IRS informed the Company by letter dated November

15, 2017 that the Plan is qualified under IRC Section 401(a).

The Plan has
since been amended,

however, the Plan administrator continues

to believe the Plan is currently designed and being operated in
compliance with the applicable requirements of the

IRC.

The Plan administrator has not identified any uncertain

tax positions which
would require adjustment to or disclosure in the Plan’s

financial statements.

The IRS has the ability to examine the Plan’s

tax return
filings for all open tax years, which generally relate to

the three prior years; however, there are

currently no audits for any tax periods
in progress.

The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
NOTE 7 – SUBSEQUENT EVENTS
The Company and the Plan have evaluated subsequent

events through the date that these financial statements were available to be
issued, and there were no subsequent events which would

require an adjustment or additional disclosures to the financial statements.

Schedule I
Quaker Houghton
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2020

Quaker Houghton Retirement Savings Plan, EIN 23-0993790,

PN 112

Attachment to Form 5500, Schedule H, Part IV,

Line 4 (i):

(a)
(b) Identity of issue, borrower,

lessor, or

similar party
(c) Description of investment
including maturity date, rate of
interest, collateral, par,

or
maturity value
(e) Current
Value

Columbia Small Cap Growth Fund, Inc Registered Investment Company $ 9,790,312
*
Vanguard

500 Index Fund Investor Shares
Registered Investment Company 26,932,268
*
Vanguard

Balanced Index Fund Investor Shares
Registered Investment Company 3,988,786
*
Vanguard

Extended Market Index Fund Investor Shares
Registered Investment Company 8,643,863
*
Vanguard

Federal Money Market Fund
Registered Investment Company 22,220
*
Vanguard

International Growth Fund Investor Shares
Registered Investment Company 11,742,537
*
Vanguard

Target

Retirement 2015 Fund
Registered Investment Company 1,520,468
*
Vanguard

Target

Retirement 2020 Fund
Registered Investment Company 10,676,270
*
Vanguard

Target

Retirement 2025 Fund
Registered Investment Company 20,611,744
*
Vanguard

Target

Retirement 2030 Fund
Registered Investment Company 16,839,771
*
Vanguard

Target

Retirement 2035 Fund
Registered Investment Company 10,903,896
*
Vanguard

Target

Retirement 2040 Fund
Registered Investment Company 9,575,666
*
Vanguard

Target

Retirement 2045 Fund
Registered Investment Company 6,173,012
*
Vanguard

Target

Retirement 2050 Fund
Registered Investment Company 5,504,694
*
Vanguard

Target

Retirement 2055 Fund
Registered Investment Company 3,070,508
*
Vanguard

Target

Retirement 2060 Fund
Registered Investment Company 929,530
*
Vanguard

Target

Retirement 2065 Fund
Registered Investment Company 365,198
*
Vanguard

Target

Retirement Income
Registered Investment Company 2,783,999
*
Vanguard

Total Bond Market

Index Fund Investor Shares
Registered Investment Company 11,747,869
*
Vanguard

Total International

Bond Index Fund Investor Shares
Registered Investment Company 1,014,883
*
Vanguard

U.S. Growth Fund Investor Shares
Registered Investment Company 16,553,287
*
Vanguard

Windsor II Fund Investor Shares
Registered Investment Company 5,293,357
*
Vanguard

Brokerage Option
Self-Directed Brokerage Accounts 2,690,706
*
Vanguard

Retirement Savings Trust
Common/Collective Trust 23,218,127
*# Quaker Chemical Corporation Stock Fund Common Stock Fund 47,182,901
* Participant notes receivable (4.25% to 6.50%) 2,756,563
$ 260,532,435

*

Party-in-Interest
#

Related party
(d)

Column (d) is omitted as cost is not required for participant directed investments

Pursuant to the requirements of the Securities Exchange

Act of 1934, the trustees (or other persons who administer the employee
benefit plan) have duly caused this annual report to

be signed by the undersigned hereunto duly authorized.

Quaker Houghton Retirement Savings Plan
June 24, 2021

By:

/s/ Shane W.

Hostetter

Shane W.

Hostetter, Senior

Vice President, Chief Financial
Officer